January 23, 2008

VIA EDGAR

Daniel Morris
Attorney Advisor

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:   Time Warner Inc.
        Definitive 14A Filed on April 9, 2007
        File No. 001-15062

Dear Mr. Morris:

      This letter is being submitted in response to the letter dated December 10, 2007 (the “Comment Letter”) in which the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission (the “SEC” or the “Commission”) commented on the Company’s response letter dated October 19, 2007 relating to the executive compensation disclosures included in the Definitive Proxy Statement filed with the Commission by Time Warner Inc. (“Time Warner” or the “Company”) on April 9, 2007. In the Comment Letter, the Company was asked to respond by December 22, 2007. In a telephone conversation with you on December 20, 2007, the Company requested additional time to prepare its response and you agreed to extend the deadline to respond to January 22, 2008. For your convenience, the responses set forth below have been numbered to correspond to the comments set forth in the Comment Letter.

1.	Comment: We note your response to prior comment 11. Please confirm that you will incorporate this supplemental information into future filings.

Response: This confirms that the Company will incorporate the supplemental information in the Company’s future proxy statement filings with the SEC.

2.

Comment: While we note your response to prior comment 13, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 13 for additional guidance, as appropriate.

Response: The Company respectfully believes that it has a valid basis and provided sufficient substantiation for the determination that specific Company financial performance targets for the annual incentive compensation paid to named executive officers could be omitted from the 2007 Proxy Statement due to the risk of competitive harm. Nevertheless, the Company has determined that in the Company’s 2008 Proxy Statement it will disclose the Company financial performance targets with respect to the annual bonuses paid to the named executive officers for 2007.

* * * * * * * *

Pursuant to the Comment Letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Proxy Statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the 2007 Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me.

__/s/ Brenda C. Karickhoff__________________

Brenda C. Karickhoff

Senior Vice President and Deputy General Counsel
Time Warner Inc.

(212) 484-6576

cc:  Jeffrey L. Bewkes

 President and Chief Executive Officer

 Richard D. Parsons

 Chairman

      John K. Martin
      Executive Vice President and Chief Financial Officer

      Paul T. Cappuccio
      Executive Vice President and General Counsel

      Patricia Fili-Krushel

        Executive Vice President, Administration